SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark one)

☒	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 0-14625

TECH DATA CORPORATION 401(k) SAVINGS PLAN

(Full title of the plan and the address of the plan if different from that of the issuer named below)

TECH DATA CORPORATION

5350 Tech Data Drive

Clearwater, Florida 33760

(Name of issuer of the securities held pursuant to the plan

and the address of its principal executive office)

REPORT OF INDEPENDENT REGISTERED CERTIFIED PUBLIC ACCOUNTING FIRM

To the Plan Administrator

Tech Data Corporation 401(k) Savings Plan

We have audited the accompanying statements of net assets available for benefits of Tech Data Corporation 401(k) Savings Plan as of December 31, 2007 and 2006, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2007 and 2006, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2007 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Tampa, Florida

June 26, 2008

TECH DATA CORPORATION

401(k) SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2007	2006
Investments, at fair value:
Money market fund	$6,904,581	$6,723,153
Mutual funds	80,742,919	75,897,041
Tech Data Stock	10,217,845	10,279,380
Participant loans	2,895,453	2,679,079

Total investments	100,760,798	95,578,653

Receivables:
Employer contributions	171,582	—
Participant contributions	280,318	—
Other	81,783	—

Total receivables	533,683	—

Cash, non-interest bearing	—	252,309

Total assets	101,294,481	95,830,962

Liability:
Other	(31,772)	—

Total liabilities	(31,772)	—

Net assets available for benefits	$101,262,709	$95,830,962

See accompanying notes to financial statements

TECH DATA CORPORATION

401(k) SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	For the year ended December 31,
	2007	2006
Additions to net assets attributable to:
Net (depreciation)/appreciation in fair value of mutual funds	$(1,198,500)	$3,793,317
Net depreciation in fair value of Tech Data Stock	(23,981)	(490,556)
Interest and dividends	7,696,994	5,313,725

Investment income	6,474,513	8,616,486

Employer contributions	2,318,032	2,078,830
Participant contributions	7,423,042	7,902,522

Contributions	9,741,074	9,981,352

Total additions	16,215,587	18,597,838

Deductions from net assets attributable to:
Loan fees	23,727	20,065
Distributions to participants	10,760,113	10,764,710

Total deductions	10,783,840	10,784,775

Net increase	5,431,747	7,813,063
Net assets available for benefits:
Balance, beginning of year	95,830,962	88,017,899

Balance, end of year	$101,262,709	$95,830,962

See accompanying notes to financial statements

TECH DATA CORPORATION

401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2007

(1) DESCRIPTION OF PLAN

The following description of the Tech Data Corporation 401(k) Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General – The Plan, a defined contribution plan adopted January 1, 2000 and amended and restated January 1, 2003 and January 1, 2006, is a result of the merger of the Tech Data Corporation Retirement Savings Plan (the “Retirement Savings Plan”) and the Tech Data Corporation Employee Stock Ownership Plan (the “ESOP”), both defined contribution plans, into this Plan. Since January 1, 2003, the Plan has been amended for such items as discrimination testing, eligibility, maximum deferral rate, various definition terms, and other items. The Plan was amended and restated into one document in April 2007, effective January 1, 2006. The Plan covers all employees of Tech Data Corporation and affiliated companies based in the United States (the “Company”) who have completed 30 days of employment with the Company and are age eighteen or older with respect to elective contributions. Starting August 1, 2007, all new employees hired on August 1, 2007 and after that have completed 30 days of employment and are age eighteen or older are automatically enrolled in the Plan. Eligibility for participation with respect to employer contributions is met upon completion of one year of service and attainment of age eighteen or older as defined in the Plan agreement. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.

Fidelity Management Trust Company is the Plan’s trustee and Fidelity Investments Institutional Operations Company (both referred to as “Fidelity”) is the recordkeeper of Plan assets. Participants’ investment options are various mutual funds, a money market fund, and a unitized Tech Data Stock Fund. Participants have the ability to direct the investment of their account balances among various combinations of these options. Each mutual fund account has unique and varied investment objectives and contains several types of assets including, but not limited to, corporate stock, debt instruments, and money market instruments.

Contributions – Participants contribute to the Plan based on the amount they have specified in a salary deferral agreement and can defer from 1% to 90% (subject to regulatory limitations). All participants who have attained age 50 before the close of the Plan year shall be eligible to make catch up contributions, also subject to regulatory limitations. Contributions made by the Company are at the discretion of its Board of Directors and may consist of direct Company contributions and matching contributions. The Company matched 50% of salary deferrals up to 6% with Tech Data Stock Fund equivalent units for 2007 and 2006.

The Plan permits an additional type of Company discretionary matching contribution, called an “incentive matching contribution”, which allows the Company to make incentive matching contributions only if certain financial performance goals are met by the Company. The Company did not make an incentive matching contribution for 2007 and 2006.

Expenses of the Plan – All expenses incurred in the administration of the Plan are paid by the Company with the exception of any loan fees and in-service withdrawal fees, which are paid by the participants. Fees paid directly by participants for participant loans are shown as a deduction from net assets in the statements of changes in net assets available for benefits.

Participant accounts – Each participant’s account is credited with the participant’s contributions, and allocations of earnings and the employer’s contributions, if any. Allocations are based on participant earnings or account balances, as defined. A participant is entitled to the benefit that can be provided from the participant’s vested account.

TECH DATA CORPORATION

401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

(1) DESCRIPTION OF PLAN, CONTINUED

Loans – The Plan allows participants to borrow from the Plan. Participants may borrow up to 50% of their vested account balance, provided the aggregate dollar amount of the participant’s loans outstanding does not exceed $50,000. Participants are limited to two active loans at any one time. Loans must be a minimum of $1,000 and are collateralized by the participant’s account. The term of repayment may not exceed 5 years, unless the loan proceeds are used to acquire a principal residence in which case the period is not to exceed 30 years. The interest rate for a loan is the prime rate plus 1%. Participants may repay the loan ratably through payroll deductions and/or direct payments to the recordkeeper.

Vesting – Participants are immediately vested in their voluntary deferral contributions, rollovers, Qualified Non Elective Contributions (“QNECs”) and Company contributions to the Retirement Savings Plan prior to December 31, 1999 that were merged into the Plan, and earnings thereon. Vesting in the remainder of their accounts is based on years of continuous service. A participant is 100% vested after seven years of service for their ESOP merger account, and after four years of service for Company contributions and earnings thereon after January 1, 2000.

Forfeitures – Contributions forfeited by terminated participants may be used to reduce Company contributions. No forfeitures were used during 2007 and 2006 to reduce the Company’s matching contribution. Forfeitures and related earnings of approximately $102,000 and $55,000 were available to reduce Company contributions as of December 31, 2007 and 2006, respectively.

Unallocated assets – Unallocated assets at December 31, 2007 and 2006 were approximately $102,000 and $55,000, respectively.

Payment of benefits – Participants are eligible to receive benefits (1) upon reaching retirement age, (2) upon the disability or death of the participant, (3) upon termination of service or (4) if actively employed, upon attainment of age 59  1/2 (vested balances only). Distributions are paid in a lump-sum amount or in the instance of a distribution from the Tech Data Stock Fund, in whole shares of Tech Data Stock. If the participant dies, 100% of the participant’s account balance will be paid to the designated beneficiary or beneficiaries.

Effective April 1, 2004, the Board of Directors of the Company approved an amendment to the Plan adding a hardship withdrawal provision, which allows active participants, meeting specified requirements, to take a distribution that does not exceed an amount that satisfies their immediate financial need, plus any related taxes.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of accounting – The accounts of the Plan are maintained on the accrual basis and are in accordance with U.S. generally accepted accounting principles.

Valuation of investments and income recognition – Investments in mutual funds, the money market fund, and Tech Data Stock are valued at quoted market prices in an active market based on the last reported sales price on the last business day of the Plan year. The participant loans are valued at their outstanding balances, which approximate fair value. Net appreciation (depreciation) in the fair value of investments for the year is reflected in the statement of changes in net assets available for benefits. Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded on the accrual basis.

Use of estimates – The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

TECH DATA CORPORATION

401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

(3) INVESTMENTS

The Plan’s investments, including investments bought, sold and held during the year, depreciated in value by $1,222,481 during the year ended December 31, 2007 and appreciated in value by $3,302,761 during the year ended December 31, 2006 as follows:

	Year ended December 31,
	2007	2006
Fair Value determined by quoted market prices:
Manager’s Special Equity Fund	$(1,170,900)	$(191,270)
Fidelity Capital & Income Fund	(45,346)	101,168
Fidelity Equity Income Fund	(79,768)	61,377
Fidelity Government Income Fund	68,009	(23,059)
Fidelity Blue Chip Growth Fund	—	(269,544)
Fidelity Low-Priced Stock Fund	(76,797)	140,330
Fidelity Diversified International Fund	824,038	1,113,929
Fidelity Dividend Growth Fund	(405,303)	492,645
Fidelity Freedom Income Fund	(540)	789
Fidelity Freedom 2000 Fund	(325)	344
Fidelity Freedom 2010 Fund	6,377	20,683
Fidelity Freedom 2015 Fund	63	(519)
Fidelity Freedom 2020 Fund	12,221	36,709
Fidelity Freedom 2025 Fund	1,623	2,542
Fidelity Freedom 2030 Fund	39,371	102,774
Fidelity Freedom 2035 Fund	2,458	(1,414)
Fidelity Freedom 2040 Fund	17,283	33,127
Fidelity Freedom 2045 Fund	(683)	272
Fidelity Freedom 2050 Fund	(1,388)	2,493
Dodge & Cox Balanced Fund	(986,961)	838,521
Fidelity Spartan Investment Grade Bond Fund	—	(4,141)
Spartan U.S. Equity Index Fund	181,714	638,267
Lord Abbett Mid Cap Value Fund	(472,500)	3,854
Artisan Mid Cap Fund	43,703	(75,017)
Lord Abbett Small Cap Value Fund	(184,759)	(102,459)
Harbor Capital Appreciation Fund	1,041,729	863,743
Fidelity Investment Grade Bond Fund	(11,819)	7,173

Total mutual funds	(1,198,500)	3,793,317
Tech Data Stock	(23,981)	(490,556)

Total net (depreciation)/appreciation in fair value of investments	$(1,222,481)	$3,302,761

TECH DATA CORPORATION

401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

(3) INVESTMENTS, CONTINUED

Investments that represent 5% or more of the fair value of the Plan’s net assets are as follows:

	December 31,
	2007	2006
Tech Data Stock	$10,217,845	$10,279,380
Fidelity Retirement Money Market Fund	6,904,581	6,723,153
Harbor Capital Appreciation Fund	9,325,046	9,360,803
Fidelity Dividend Growth Fund	5,483,282	5,502,483
Spartan U.S. Equity Index Fund	5,116,389	5,229,540
Artisan Mid Cap Fund	8,846,123	7,041,648
Manager’s Special Equity Fund	**	6,026,917
Dodge & Cox Balanced Fund	13,980,707	13,807,093
Fidelity Diversified International Fund	13,367,549	10,792,676

**	Investment is less than 5%

(4) PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants immediately become 100% vested in their accounts.

(5) RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

(6) PARTIES-IN-INTEREST

The Plan investments include shares of Tech Data Stock. As of December 31, 2007 and 2006, the amounts totaled $10,217,845 and $10,279,380, respectively.

(7) INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated September 17, 2003 stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended and restated. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator believes that the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended and restated, is qualified and the related trust is tax exempt.

TECH DATA CORPORATION

401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

(8) NEW ACCOUNTING PROUNCEMENTS

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, “Fair Value Measurements” (“SFAS No. 157”). SFAS No. 157 defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles and expands disclosures about fair value measurements. The adoption of the provisions of this statement became effective for the Plan’s fiscal year beginning on January 1, 2008 and is to be applied prospectively. In February 2008, the Financial Accounting Standards Board issued Staff Position Nos. 157-1 and 157-2 which partially deferred the effective date of SFAS No. 157 for one year for certain nonfinancial assets and liabilities and removed certain leasing transactions from the scope of SFAS No. 157. The Company is currently evaluating the impact and disclosure requirements of this standard, but does not expect SFAS No. 157 to have a material impact on the statement of net assets available for benefits or the statement of changes in net assets available for benefits of the Plan.

(9) SUBSEQUENT EVENTS

Effective January 1, 2008 the Company matching contribution will not be made to the Tech Data Stock Fund. Instead the Company matching contribution will be distributed per each employee’s current investment elections.

Effective March 28th, 2008, the second amendment to the Plan was ratified. The second amendment changes the timing requirements for participants who have a change in classification, or are rehired to make salary deferrals, and clarifies the exclusion of temporary employees to comply with the minimum participation standards of Section 410(a) of the Internal Revenue Code.

TECH DATA CORPORATION

401(k) SAVINGS PLAN

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2007

Schedule H, line 4i

Employer identification number: 59-1578329

Plan number: 003

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost		(e) Current value
*	Fidelity Retirement Money Market Fund	6,904,581 shares, Fidelity Retirement Money Market Fund	*	*	$6,904,581
*	Fidelity Investment Grade Bond Fund	68,107 shares, Fidelity Investment Grade Bond Fund	*	*	489,688
*	Fidelity Equity Income Fund	21,451 shares, Fidelity Equity Income Fund	*	*	1,183,213
*	Fidelity Government Income Fund	224,174 shares, Fidelity Government Income Fund	*	*	2,322,442
*	Fidelity Low-Priced Stock Fund	41,465 shares, Fidelity Low-Priced Stock Fund	*	*	1,705,465
*	Fidelity Diversified International Fund	335,026 shares, Fidelity Diversified International Fund	*	*	13,367,549
*	Fidelity Dividend Growth Fund	186,506 shares, Fidelity Dividend Growth Fund	*	*	5,483,282
*	Fidelity Freedom Income Fund	5,820 shares, Fidelity Freedom Income Fund	*	*	66,636
*	Fidelity Freedom 2000 Fund	3,005 shares, Fidelity Freedom 2000 Fund	*	*	37,163
*	Fidelity Freedom 2015 Fund	4,152 shares, Fidelity Freedom 2015 Fund	*	*	51,779
*	Fidelity Freedom 2010 Fund	39,499 shares, Fidelity Freedom 2010 Fund	*	*	585,379
*	Fidelity Freedom 2020 Fund	75,562 shares, Fidelity Freedom 2020 Fund	*	*	1,194,638
*	Fidelity Freedom 2025 Fund	3,391 shares, Fidelity Freedom 2025 Fund	*	*	44,689
*	Fidelity Freedom 2030 Fund	119,766 shares, Fidelity Freedom 2030 Fund	*	*	1,978,530
*	Fidelity Freedom 2035 Fund	25,219 shares, Fidelity Freedom 2035 Fund	*	*	344,990
*	Fidelity Freedom 2040 Fund	105,777 shares, Fidelity Freedom 2040 Fund	*	*	1,029,206
*	Fidelity Freedom 2045 Fund	2,814 shares, Fidelity Freedom 2045 Fund	*	*	31,943
*	Fidelity Freedom 2050 Fund	4,879 shares, Fidelity Freedom 2050 Fund	*	*	55,766
	Dodge & Cox Balanced Fund	172,601 shares, Dodge & Cox Balanced Fund	*	*	13,980,707
*	Fidelity Capital & Income Fund	198,545 shares, Fidelity Capital & Income Fund	*	*	1,723,368
	Spartan U.S. Equity Index Fund	98,582 shares, Spartan U.S. Equity Index Fund	*	*	5,116,389
	Lord Abbett Mid Cap Value Fund	139,569 shares, Lord Abbett Mid Cap Value Fund	*	*	2,591,805
	Artisan Mid Cap Fund	285,913 shares, Artisan Mid Cap Fund	*	*	8,846,123
	Harbor Capital Appreciation Fund	250,808 shares, Harbor Capital Appreciation Fund	*	*	9,325,046
	Lord Abbett Small Cap Value Fund	149,879 shares, Lord Abbett Small Cap Value Fund	*	*	4,180,133
	Manager’s Special Equity Fund	77,918 shares, Manager’s Special Equity Fund	*	*	5,006,990
*	Tech Data Stock	270,887 shares, Tech Data Stock within the Tech Data Unitized Stock Fund	*	*	10,217,845
*	Participant loans	5% -10.5%; principal and interest payable monthly; secured by participants’ vested account balance	$0		2,895,453

					$100,760,798

*	Denotes exempt party-in-interest.
**	Information not required as investment is participant directed.

SIGNATURE

PURSUANT TO THE REQUIREMENTS OF THE SECURITIES EXCHANGE ACT OF 1934, THE TRUSTEES (OR OTHER PERSONS WHO ADMINISTER THE EMPLOYEE BENEFIT PLAN) HAVE DULY CAUSED THIS ANNUAL REPORT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED HEREUNTO DULY AUTHORIZED.

TECH DATA CORPORATION 401(K) SAVINGS PLAN

DATE: June 26, 2008

By:	/s/ Charles V. Dannewitz
Name:	Charles V. Dannewitz
Senior Vice President, Tax and Treasurer

EXHIBIT INDEX

EXHIBIT NUMBER	DESCRIPTION
23	Consent of Independent Certified Registered Public Accounting Firm.